SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(Amendment No. 2)
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
STATS ChipPAC Ltd.
(Name of Subject Company)
STATS ChipPAC Ltd.
(Name of Persons Filing Statement)
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)
(Title of Class of Securities)
Ordinary Shares (CUSIP: Y8162B113)
American Depositary Shares (CUSIP: 85771T104)
(CUSIP Number of Class of Securities)
Janet T. Taylor
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824 7629
with copies to:

Eva H. Davis Jeffrey Symons Kirkland & Ellis LLP 777 South Figueroa Street, Suite 3700 Los Angeles, California 90017 (213) 680-8508	Mark E. Betzen Jones Day 2727 N. Harwood Street Dallas, Texas 75201 (214) 220-3939
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE
Ex-1 STATS ChipPAC Ltd. letter to optionholders who are resident in the People's Republic of China dated April 19, 2007

This Amendment No.2 amends and supplements the Solicitation/Recommendation Statement filed under cover of Schedule 14D-9 (this “Schedule 14D-9”) with the Securities and Exchange Commission (“SEC”) on March 30, 2007 by STATS ChipPAC Ltd., a company incorporated with limited liability under the laws of the Republic of Singapore (“STATS ChipPAC” or the “Company”). Unless otherwise defined herein, terms used with initial capital letters have the meanings ascribed to them in the circular dispatched by the Company on March 30, 2007 to its security holders in connection with the Offer (“Circular”).
Singapore Technologies Semiconductors Pte Ltd (the “Offeror”) has offered to buy all of the outstanding ordinary shares of the Company which it does not already own. On March 16, 2007, the Offeror publicly advised that it sent an Options Proposal letter to all holders of Options of the Company, allowing them to participate in the voluntary cash tender offer. On April 13, 2007, Goldman Sachs, on behalf of the Offeror, announced that the Offer was declared unconditional in all respects at 3:30 p.m. Singapore time on Friday, April 13, 2007. This Schedule 14D-9 updates certain recent matters relating to the Options Proposal.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005(d)).
Withholding Payment in the People’s Republic of China (the “PRC”) Relating to the Options Proposal
On April 19, 2007, the Company sent a letter to its optionholders who are resident in the PRC. In that letter the Company advised such optionholders that any optionholders who are resident in the PRC and who accept the Options Proposal (the “Accepting Optionholders”) will be taxable under the laws of the PRC. Because such payments are compensation related to the Accepting Optionholders’ employment with the Company’s PRC subsidiary, STATS ChipPAC Shanghai Co., Ltd. (“STATS ChipPAC Shanghai”), the Company believes that 20% of the total amount payable to any Accepting Optionholder under the Options Proposal (the “Appropriate Withholding Amount”) is required, under local laws, to be withheld and paid by STATS ChipPAC Shanghai on such Accepting Optionholder’s behalf to the local taxing authorities.
As a result, because the Offeror does not withhold the Appropriate Withholding Amount from the payment directly made to any Accepting Optionholder, STATS ChipPAC Shanghai needs to obtain the Appropriate Withholding Amount from such Accepting Optionholder so that STATS ChipPAC Shanghai can pay such amount to the local taxing authorities.
A copy of the Company’s letter to its optionholders who are resident in the PRC is attached as Exhibit 1.
No Solicitation or Recommendation
Neither this Schedule 14D-9 nor any of the exhibits hereto constitutes a solicitation or recommendation with respect to the Options Proposal.

Responsibility Statement
The Directors of the Company (including those who have delegated detailed supervision of this Schedule 14D-9) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Schedule 14D-9 are fair and accurate and that no material facts have been omitted from this Schedule 14D-9, and they jointly and severally accept responsibility accordingly.

Item 9.	Exhibits.

Exhibit
No.	Description
1	STATS ChipPAC Ltd. letter to optionholders who are resident in the People’s Republic of China dated April 19, 2007

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
Tan Lay Koon
President and Chief Executive Officer

Dated: April 19, 2007